February 4, 2015

VIA SEDAR

To:	The securities commissions in all provinces of Canada

cc :	Toronto Stock Exchange (via SEDAR)
New York Stock Exchange, Inc. (via egovdirect.com)
The Canadian Depository for Securities Ltd. (via fax and e-mail)

Re :	TransAlta Corporation
Notice of Annual Meeting of Shareholders and Notice of Record Date

We wish to confirm the following dates regarding the Annual Meeting of Shareholders:

Date of meeting:	Tuesday, April 28, 2015
Record date for notice:	Wednesday, March 4, 2015
Record date for voting:	Wednesday, March 4, 2015
Beneficial ownership determination date:	Wednesday, March 4, 2015
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Special meeting:	No
Issuer using notice-and-access for registered investors	No
Issuer using notice-and-access for non-registered investors	No
Notice-and-access stratification criteria	No
Issuer mailing directly to non-objecting beneficial owners	No
Issuer will pay for objecting beneficial owner material distribution	Yes

Yours truly,

(signed) “Maryse St.-Laurent”

Maryse St.-Laurent

Vice-President Legal and Corporate Secretary